UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer
Bombarda Rum USA Corp

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
April 20, 2020

Physical address of issuer
13300 SW 98th PL, Miami, FL 33176

Website of issuer
https://bombardarum.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$625,642.04	$474,471.00
Cash & Cash Equivalents	$3,369.00	$54,839.00

Accounts Receivable	$9,965.00	$43,867.00
Short-term Debt	$215,731.37	$0.00
Long-term Debt	$381,265.76	$592,799.00
Revenues/Sales	$197,479.20	$384,002.00
Cost of Goods Sold	$158,606.35	$257,268.00
Taxes Paid	$0.00	$0.00
Net Income	-$280,796.84	-$140,814.00

May 22, 2023

FORM C-AR

Bombarda Rum USA Corp

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bombarda Rum USA Corp, a Florida Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://bombardarum.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **May 22, 2023.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

 TC "SUMMARY " \l 1 SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Bombarda Rum USA Corp (the "Company") is a Florida Corporation, formed on April 20, 2020. The Company was formerly known as Republic Brands & Imports LLC changed name to Bombarda Rum USA LLC and then our team converted the LLC to Bombarda Rum USA Corp - A Florida C Corp .

The Company is located at 13300 SW 98th PL, Miami, FL 33176.

The Company's website is https://bombardarum.com.

The information available on or through our website is not a part of this Form C-AR.

TC "The Business " \l 2 The Business

Bombarda Rum Creates Award Winning Premium Caribbean Dark Rum Blends and has 5 SKU's aged up to 22 years. We buy the rum from third parties and bottle the rums with a third party bottler based in Shiedam, Netherlands. Bombarda Rum is a wholesaler of rum spirits and sells our products to spirit wholesalers and distributors in North America and Europe.

TC "RISK FACTORS " \l 1 RISK FACTORS

TC "Risks Related to the Company's Business and Industry " \l 2 Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a longtime
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.

The Company, is offering Common Stock in the amount of up to$1,234,996.96 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward LookingInformation.
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These

projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.
All of our current services are variants on one type of service, producing rum. Our revenues are therefore dependent upon the market for rum.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

TC "BUSINESS " \l 1 BUSINESS

TC "Description of the Business " \l 2 Description of the Business

Bombarda Rum Creates Award Winning Premium Caribbean Dark Rum Blends and has 5 SKU's aged up to 22 years. We buy the rum from third parties and bottle the rums with a third party bottler based in Shiedam, Netherlands. Bombarda Rum is a wholesaler of rum spirits and sells our products to spirit wholesalers and distributors in North America and Europe.

TC "Business Plan " \l 2 Business Plan

The company is expanding our marketing and brand recognition, increasing sales team personnel across several non controlled & controlled states. Additionally, the company is increasing our production capacity and brand reach through strategic distribution channels across Canada and key markets across Europe that have expressed interest in selling Bombarda Rum. As our products are currently produced in Netherlands, strategic distribution in Europe is a less costly proposition than distribution and shipping product to North America.

TC "History of the Business " \l 2 History of the Business

Miriam Gilmore - personal chapter 7

Republic Brands & Imports LLC changed name to Bombarda Rum USA LLC and then our team converted the LLC to Bombarda Rum USA Corp - A Florida C Corp effective date: Feb 2022

TC "The Company's Products and/or Services " \l 2 The Company's Products and/or Services

Product / Service	Description	Current Market

Premium Caribbean Dark Rum Blends	Rum Products - Premium Blends	wholesale buyers such as retail chains , restaurants and bars - sold via distributors

Small batch rum releases for private buyers

All of our rum products are produced and bottled in Schiedam, Netherlands with our partners being the most prestigious and oldest firms in the field of rum blending and bottling.

TC "Competition " \l 2 Competition

The Company's primary competitors are Papas Pilar, Plantation Rum, Diplomatico, Zacapa, Barcardi, Coconut Rum and Siesta Key Rum of Florida.

Bombarda Rum's packaging is more attractive, and Bombarda rum has no added sugars or additives, which we believe rum buyers prefer. Bourbon-aged rums make Bombarda's rum blends popular with bourbon and whiskey fans - a great crossover. With no added sugars, consumers who did not enjoy drinking rums before can now enjoy rums like never before.

TC "Supply Chain and Customer Base " \l 2 Supply Chain and Customer Base

We buy all of our dry goods and ready blended rums from firms the Netherlands. Our products are currently produced in the Netherlands and our expansion into strategic distribution in Europe is a less costly proposition than distribution and shipping product from the Netherlands to North America.

Wholesale Distributors across the USA , Canada and a few select markets in Europe

TC "Intellectual Property " \l 2 Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
D968223	Patent for Bottle	Bottle design	May 13, 2021	November 1, 2022	USA

TC "Governmental/Regulatory Approval and Compliance " \l 2 Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities [as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are subject to change.

Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

TC "Litigation " \l 2 Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

TC "Other " \l 2 Other

The Company's principal address is 13300 SW 98th PL, Miami, FL 33176

The Company has the following additional addresses:

The Company conducts business in All of USA , Canada, Poland, Germany, Belgium, Luxembourg, Ukraine .

TC "DIRECTORS, OFFICERS AND EMPLOYEES " \l 1 DIRECTORS, OFFICERS AND EMPLOYEES

TC "Directors " \l 2 Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Papagno

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, April, 2020-Present; Founder- February 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Centennial bank, Loan Officer, December 2020-May, 2021 Responsibilities: Experienced Lending officer. James is a veteran lending officer specializing in high end luxury homes. James originated loan for the banks portfolio and worked closely with realtors, borrowers and builders durning tenure at Centennial Bank. US Bank, Senior Loan Officer, January 2020-December 2020. Responsibilities: Oversees the documentation and submission process for loans.

Education

FAU - BA Marketing / Real Estate License / Mortgage Loan Officer License - Florida

Name

Michael Garcia

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Dates of Service: April, 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: MedEnvios Healthcare Inc Title: President CEO Dates of Service: May, 2006 - Present Responsibilities:CEO - Owner and Operator and manages a staff of 70 employees. Specializes in medical care delivery with emphasis ondiabetic patients. MedEnvios Healthcare is a trusted provider for more than I3 years and a leader in the direct-to-patient services industry. Since 2006, n1ore than 100,000 satisfied customers have received supplies from our highly trained customer care representatives. t.1edEnvios offers quality diabetic testing supplies, urinary catheters, and more. MedEnvios Healthcare is licensed by Medicare (CMS), accredited by BOC (Board of Certification), is a member of the American Association for Homecare (AAHomecare), and maintains an A+ rating from the Better Business Bureau (BBB).

Education

TC "Officers of the Company " \l 2 Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Papagno

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, April, 2020-Present; Founder- February 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Centennial bank, Loan Officer, December 2020-May, 2021 Responsibilities: Experienced Lending officer. James is a veteran lending officer specializing in high end luxury homes. James originated loan for the banks portfolio and worked closely with realtors, borrowers and builders durning tenure at Centennial Bank. US Bank, Senior Loan Officer, January 2020-December 2020. Responsibilities: Oversees the documentation and submission process for loans.

Education

FAU - BA Marketing / Real Estate License / Mortgage Loan Officer License - Florida

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

TC "Employees " \l 2 Employees

The Company currently has 2 employees in Florida.

TC "CAPITALIZATION AND OWNERSHIP " \l 1 CAPITALIZATION AND OWNERSHIP

TC "Capitalization " \l 2 Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	31,100,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Common Stock
Amount outstanding	16,088
Voting Rights	There are voting rights, see voting proxy

	information in the Form C.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Capital Ventures Inc. owned by Steve Parnell and Eagle Rock Capital LLC owned 100% by James Papagno-FC LLC
Amount outstanding	$306,376.00
Interest rate and payment schedule	7.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2024
Other material terms	In October and December 2020, the Company entered into two Promissory Note agreements with third parties for the respective amounts of $150,000 and $144,122. Throughout 2021, one of the investors advanced additional funds in the amount of $383,000 increasing the total promissory note agreement from $150,000 to $533,000. These notes carry an interest rate of 7% and maturity dates in December 2024. These notes are secured by the borrowers' rights and remedies allowed by law in the event of default. The total ending balance of these notes was $294,122 and $516,376 as of December 31, 2020 and 2021, respectively.

The total amount of outstanding debt of the company is $456,376.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	3,100,000		Operations	April 20, 2020	Section 4(a)(2)
Common	15,888	$51,319.12	StartEngine	January 19,	Regulation CF

			platform fees, marketing, inventory, operations, and employment	2023	
Stock					

TC "Ownership " \l 2 Ownership

A majority of the company is owned by James Papagno.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Papagno	87.0%

TC "FINANCIAL INFORMATION " \l 1 FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

TC "Operations " \l 2 Operations

The Company completed its seed round of financing on 2/3/2022. Following the Offering, we should have enough liquidity to execute our business plan until 9/30/2022. We intend to be profitable by 12/1/ 2026. Our significant challenges are developing and marketing our products in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary. Secure more financing to expand the team and brand awareness across multiple states.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following : Raise brand awareness Seek additional investors - institutional and VC / private

TC "Liquidity and Capital Resources " \l 2 Liquidity and Capital Resources

On 01/19/2023 the Company conducted an offering pursuant to Regulation CF and raised $ 51,319.12

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

As of October 2022, the Company has capital resources available in the form of a line of credit for $150,000 from James Papagno / Eagle Rock Capital LLC, and a capital contribution in the amount of $50,000, and $40,000 cash on hand.

TC "Capital Expenditures and Other Obligations " \l 2 Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Vendor Payables Private loans listed under liabilities

TC "Material Changes and Other Information " \l 2 Material Changes and Other Information

TC "Trends and Uncertainties " \l 2 Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TC "Restrictions on Transfer " \l 2 Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TC "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST " \l 1 TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

TC "Related Person Transactions " \l 2 Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	James Papagno
Relationship to the Company	Director
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Investment in the design of the brand and the bottle patent as well as initial operating capital to create the production run of the rum products.
Description of the transaction	Provided start up capital for the development of the brand-design etc.

TC "Conflicts of Interest " \l 2 Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

TC "OTHER INFORMATION " \l 1 OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

TC "Bad Actor Disclosure " \l 2 Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/James Papagno
	(Signature)

	James Papagno
	(Name)
	President, Founder
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/James Papagno
	(Signature)
	James Papagno
	(Name)
	President and Founder
	(Title)
	5/22/2023
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

 TC "EXHIBITS " \l 1 EXHIBITS

Exhibit A   Financial Statements

 TC "EXHIBIT A " \l 2 EXHIBIT A

Financial Statements

BOMBARDA RUM USA, LLC
Balance Sheet
As of December 31, 2021
(Accrual Basis)

Assets

Current Assets

Cash in Iberia	$	54,834.29
Inventory- Drake		26,083.80
Inventory - Formidable		41,700.00
Inventory - Culverin		66,603.00
Inventory - Falconet		79,310.40
Inventory - Bottles		90,520.60
Inventory- Packaging		8,865.95
Accounts Receivable		43,867.00
Due to/from Bombarda Rum Co, LLC		377.75
Total Current Assets		412,162.79

Property and Equipment

Computers		9,100.00
Bottle Moulds		16,215.00
Less Accumulated Depreciation		(3,422.83)
Net Property and Equipment		21,892.17

Non Current Assets

Web Design		26,706.04
Patent - Bomberda Bottle		3,000.00
Accumulated Amortization		(2,408.76)
Total Non Current Assets		27,297.28
Total Assets	$	461,352.24

BOMBARDA RUM USA, LLC
Balance Sheet
As of December 31, 2021
(Accrual Basis)

Liabilities and Stockholders' Equity

Current Liabilities

Accounts Payable	$	35,535.93
Accrued Interest		40,887.37
Loan Payable- The Holdings Group		33,000.00
Loan Payable- Norman Morris & Jacqueline Nancy Indacochea		165,000.00
Total Current Liabilities		274,423.30

Long-Term Liabilities

Loan Payable- Steve Parnell	383,000.00
Loan Payable - Eagle Rock Capital LLC	133,376.00
Total Long-Term Liabilities	516,376.00
Total Liabilities	790,799.30

Stockholders' Equity

Retained Earnings	(135,264.01)
Net Income	(194,183.05)
Total Stockholders' Equity	(329,447.06)

Total Liabilities and Stockholders' Equity	$	461,352.24

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,839	13,661
Accounts Receivable	43,867	-
Inventory	375,387	106,166
Other	378	-
Total Current Assets	474,471	119,827
Non-current Assets		
Computer Equipment and Bottle Moulds, net of Accumulated Depreciation	21,712	24,244
Intangible Assets: Web Design and Patent, net of Accumulated Amortization	18,538	16,857
Total Non-Current Assets	40,250	41,101
TOTAL ASSETS	514,721	160,928
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Loans Payable	516,376	-
Accounts Payable	35,535	-
Accrued Interest	40,887	2,070
Total Current Liabilities	592,799	2,070
Long-term Liabilities		
Loans Payable	-	294,122
Total Long-Term Liabilities	-	294,122
TOTAL LIABILITIES	592,799	296,192
EQUITY		
Member's Capital	198,000	-
Accumulated Deficit	(276,078)	(135,264)
Total Equity	(78,078)	(135,264)
TOTAL LIABILITIES AND EQUITY	514,721	160,928

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	384,002	-
Cost of Revenue	257,268	-
Gross Profit	126,734	-
Operating Expenses		
Advertising and Marketing	80,723	14,941
General and Administrative	144,167	78,232
Research and Development	-	30,867
Rent and Lease	-	5,850
Depreciation	2,532	1,071
Amortization	1,319	682
Total Operating Expenses	228,741	131,644
Operating Income (loss)	(102,007)	(131,644)
Other Income		
Interest Income	-	-
Other	10	-
Total Other Income	10	-
Other Expense		
Interest Expense	38,817	3,620
Other	-	-
Total Other Expense	38,817	3,620
Provision for Income Tax	-	-
Net Income (loss)	(140,814)	(135,264)

Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(140,814)	(135,264)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,532	1,071
Amortization	1,319	682
Accounts Payable	35,536	-
Accrued Interest	38,817	2,070
Inventory	(269,221)	(106,166)
Accounts Receivable	(43,867)	-
Other	(378)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(235,262)	(102,343)
Net Cash provided by (used in) Operating Activities	(376,076)	(237,607)
INVESTING ACTIVITIES		
Computer Equipment	-	(9,100)
Bottle Moulds	-	(16,215)
Wed Design	-	(17,539)
Patent	(3,000)	-
Net Cash provided by (used by) Investing Activities	(3,000)	(42,854)
FINANCING ACTIVITIES		
Member's Capital	198,000	-
Loan Proceeds	222,254	294,122
Net Cash provided by (used in) Financing Activities	420,254	294,122
Cash at the beginning of period	13,661	-
Net Cash increase (decrease) for period	41,178	13,661
Cash at end of period	54,839	13,661

Statement of Changes in Member Equity

| | Member Capital | | | |
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 4/15/2020 (Inception)	-	-	-	-
Net Income (Loss)	-	-	(135,264)	(135,264)
Ending Balance 12/31/2020	-	-	(135,264)	(135,264)
Capital Contributions	198,000	-	-	198,000
Net Income (Loss)	-	-	(140,814)	(140,814)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2021	198,000	-	(276,078)	(78,078)

BOMBARDA RUM USA, LLC
Income Statement
(Accrual Basis)

	12 Months Ended December 31, 2021
Sales	
Sales - Florida	40,272.00
Sales - Total Wine	343,672.64
Sales - E-Commerce	56.99
Total Sales	384,001.63
Cost of Goods Sold	
COGS - Culverin	84,638.86
COGS - Capitana	3,120.14
COGS - Falconet	134,259.50
COGS- Sovereign XO 22 - 22 Year aged Guyana	48,028.46
COGS- Revenge Spiced Rum	5,334.47
COGS- Packaging	2,230.13
COGS- Freight & Shipping	33,559.75
Subconctractors - Entities and non-1099	8,400.00
Total Cost of Goods Sold	319,571.31
Gross Profit	64,430.32
Operating Expenses	
Advertising - Creative	10,129.28
Advertising - Digital (Web, Social, E-Commerce)	7,547.44
Advertising - Media	296.00
Advertising - Promotion	46,355.65
Advertising - Product Samples	108.00
Advertising - Other	75.00
Amortization	1,726.69
Auto expense	8,400.00
Bank charges	1,559.85
Commissions Paid to Non-Employee	21,521.00
Computer & IT Services	2,714.19
Consulting Fees	46,963.00
Depreciation	2,351.50
Dues & subscriptions	51.00
E-Commerce Expense	813.97
Entertainment	426.27
Insurance	899.86
Interest	38,817.26
Licenses & permits	415.00
Meals	2,617.50
Marketing	4,154.41
Office Expenses	3,569.15
Parking & Tolls	4.35
Professional fees	28,278.00
Repairs & maintenance	12.28
Storage	18,294.65
Telephone	74.87
Travel	7,552.43
Tradeshow Expense	2,890.00
Total Operating Expenses	258,618.60
Operating Income (Loss)	(194,188.28)

Other Income (Expenses)

1

BOMBARDA RUM USA, LLC
Income Statement
(Accrual Basis)

	12 Months Ended December 31, 2021
Other Income	5.23
Total Other Income (Expenses)	5.23
Net Income (Loss) Before Taxes	(194,183.05)
Net Income (Loss)	$ (194,183.05)

Bombarda Rum USA Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Horizon Checking #8121	3,369.00
Total Bank Accounts	**$3,369.00**
Accounts Receivable	
Accounts receivable (A/R)	9,985.00
Total Accounts Receivable	**$9,985.00**
Other Current Assets	
Due from Bombarda Rum Co, LLC	372.87
Inventory Asset	
Bottles	145,293.04
Culverin	104,700.40
Drake	22,880.20
Falconet	181,742.40
Formidable	7,938.00
Packaging	11,644.35
Revenge	6,129.00
Soverign	64,667.40
Total Inventory Asset	**544,994.79**
Payroll Tax Refunds	2,739.44
Total Other Current Assets	**$548,107.10**
Total Current Assets	**$561,461.10**
Fixed Assets	
Accumulated depreciation	-6,226.56
Bottle Moulds	27,283.01
Computers	9,100.00
Total Fixed Assets	**$30,156.45**
Other Assets	
Accumulated amortization	-6,150.14
Patents, copyrights, & franchises	3,000.00
Web Design	37,174.63
Total Other Assets	**$34,024.49**
TOTAL ASSETS	**$625,642.04**

Bombarda Rum USA Inc

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	215,731.37
Total Accounts Payable	**$215,731.37**
Total Current Liabilities	**$215,731.37**
Long-Term Liabilities	
Loan Payable- Eagle Rock Capital LLC	18,285.76
Loan Payable- Steve Parnell	363,000.00
Total Long-Term Liabilities	**$381,285.76**
Total Liabilities	**$597,017.13**
Equity	
Capital Contributions	585,500.00
Retained Earnings	-276,078.25
Net Income	-280,796.84
Total Equity	**$28,624.91**
TOTAL LIABILITIES AND EQUITY	**$625,642.04**

Bombarda Rum USA Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-280,796.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	33,882.00
Due from Bombarda Rum Co, LLC	4.88
Inventory Asset:Bottles	-54,772.44
Inventory Asset:Culverin	-38,097.40
Inventory Asset:Drake	6,323.60
Inventory Asset:Falconet	-102,432.00
Inventory Asset:Formidable	33,762.00
Inventory Asset:Packaging	-2,778.40
Inventory Asset:Revenge	0.44
Inventory Asset:Soverign	-11,613.40
Payroll Tax Refunds	-2,739.44
Accumulated depreciation	2,623.73
Accumulated amortization	4,148.80
Accounts Payable (A/P)	139,308.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,620.44**
Net cash provided by operating activities	**$ -273,176.40**
INVESTING ACTIVITIES	
Bottle Moulds	-11,068.01
Web Design	-19,635.59
Net cash provided by investing activities	**$ -30,703.60**
FINANCING ACTIVITIES	
Loan Payable- Eagle Rock Capital LLC	-115,090.24
Loan Payable- Steve Parnell	-20,000.00
Capital Contributions	387,500.00
Net cash provided by financing activities	**$252,409.76**
NET CASH INCREASE FOR PERIOD	**$ -51,470.24**
Cash at beginning of period	54,839.24
CASH AT END OF PERIOD	**$3,369.00**

Note 1 – Summary of Significant Accounting Policies

The financial statements of Bombarda Rum USA, LLC (the Company) have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

a. Nature of Operations
    The Company earns its revenue from the sale of dark Caribbean rum products. The Company was founded in 2020.

b. Use of Estimates and Assumptions
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents
    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. Notes and Accounts Receivable

    Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company writes off bad debts as they occur and currently considers all amounts included in accounts receivable to be collectible. Therefore, no allowance for doubtful accounts is included in the accompanying balance sheets.

e. Inventory
    Inventory consists of packaging and finished goods. Inventory is valued at cost on the "first-in, first-out: (FIFO) basis.

f. Property and Equipment
    Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets of 10 years. Depreciation expense was $2,624 and $2,532 for the years ended December 31, 2022, and 2021, respectively.

d. Intangible Assets
    Intangible assets are stated at cost and consist of patent and web design costs. The Company's patent is amortized over a 15-year period, and web design costs are amortized over a 15-year and 5-year period. Amortization expense was $4,149 and $1,319 for the years ended December 31, 2022, and 2021, respectively.

e. Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns.

f. Income Taxes

The Company is a single-member LLC. Therefore, any income tax expense or benefit is the responsibility of the company's owner. As such, no provision for income tax is recognized on the statements of income for the years ended December 31, 2022, and 2021, respectively.

g. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2– Notes Receivable

a. Loan Receivable, and Other Receivables

The Company has a payroll tax refund due of $2,739 and $0 for the years ended December 31, 2022, and 2021.The Company expects to receive the payroll tax refund by June 2023.

Note 3– Notes Payable, Long-term Debt and Other Obligations

a. Notes Payable

The Company has a 1-year term note payable from Eagle Rock Capital, LLC with an obligation of $18,113 and $133,376 as of the years ended December 31, 2022, and 2021, respectively. The loan payable bears interest at an annual rate of 10%.

The Company has a 1-year term note payable from Steve Parnell with an obligation of $383,000 and $363,000 as of the years ended December 31, 2022, and 2021, respectively. The loan payable bears interest at an annual rate of 7%.

Note 4 – Concentration of Credit and Other Risk

The Company received approximately 78.94% and 10.49% of its revenue from one company is 2022, and 2021, respectively.

See accompanying notes to financial statements and independent accountants' review report.

7

Note 5 – Subsequent Events

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2023, the date these financial statements were available to be issued.

In March 2023, the Company converted into a C-Corporation known as Bombard Rum USA, Inc.

Bombarda Rum USA Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	
Canada	3,542.00
Florida	162,339.11
Total Wine	31,464.96
Total Sales	**197,346.07**
Sales of Product Income	
Gifts	133.13
Total Sales of Product Income	**133.13**
Total Income	**$197,479.20**
Cost of Goods Sold	
Cost of goods sold	
Cost of labor	19,281.50
Freight & Shipping	36,864.54
Liquor	
Capitana	1,851.12
Culverin	10,108.19
Drake Lost Barrel Blend	16,511.22
Falconet	7,337.10
Formidable	33,762.00
Revenge Spiced Rum	1,851.56
Total Liquor	**71,421.19**
Other Costs of Services	31,009.16
Packaging Supplies	29.96
Total Cost of goods sold	**158,606.35**
Total Cost of Goods Sold	**$158,606.35**
GROSS PROFIT	**$38,872.85**
Expenses	
Advertising & marketing	
Creative	2,000.00
Digital (Web, Social, E-Commerce)	5,388.00
Media	3,513.47
Product Samples	60.07
Promotion	78,366.71
Total Advertising & marketing	**89,328.25**
Auto	721.97
Parking & Tolls	147.02
Total Auto	**868.99**
Bank fees & service charges	1,771.40
Business licenses	945.00

Bombarda Rum USA Inc

Profit and Loss

January - December 2022

	TOTAL
Commissions & fees	37,704.74
Computer & IT Services	944.33
Consulting Fees	11,900.00
E-Commerce Expense	2,480.48
Entertainment	4,515.16
Insurance	
Liability insurance	2,244.41
Total Insurance	**2,244.41**
Interest paid	30,985.00
Legal & accounting services	
Accounting fees	4,500.00
Legal Fees	9,842.00
Total Legal & accounting services	**14,342.00**
Marketing	15,812.84
Meals	3,449.29
Merchant account fees	3,203.50
Moving Expenses	285.10
Office expenses	6,639.27
Office supplies	1,191.00
Printing & photocopying	4,253.00
Total Office expenses	**12,083.27**
Payroll Service Fees	514.00
Storage	37,885.64
Tradeshow Expense	11,655.10
Travel	23,432.44
Airfare	3,015.30
Hotels	3,163.67
Vehicle rental	443.76
Total Travel	**30,055.17**
Total Expenses	**$312,973.67**
NET OPERATING INCOME	**$ -274,100.82**
Other Income	
Other Income	76.51
Total Other Income	**$76.51**
Other Expenses	
Amortization expenses	4,148.80
Depreciation	2,623.73
Total Other Expenses	**$6,772.53**
NET OTHER INCOME	**$ -6,696.02**
NET INCOME	**$ -280,796.84**